Filed pursuant to Rule 424(b)(3)
SEC file number: 333-149895
Prospectus Supplement No. 1 to Prospectus dated April 2, 2008
     Nam Tai Electronics, Inc. is supplementing its prospectus dated April 2, 2008, which offers for resale 477,319 common shares of Nam Tai held by the court-appointed Liquidator of the Estate of Tel-Art Inc., as selling shareholder. The updated information is presented as of May 5, 2008 and should be read with Nam Tai’s prospectus dated April 2, 2008 and the information incorporated therein by reference.
FIRST QUARTER 2008 FINANCIAL INFORMATION
     On May 5, 2008, we released our unaudited results of operations for our first quarter ended March 31, 2008.
     The following table sets forth key highlights of our 2008 first quarter financial results in comparison to our 2007 first quarter financial results:

	Quarterly Results (Unaudited)
	Q1 2008	Q1 2007	YoY(%)
Net sales	$147,129	$191,571	(23.2)
Gross profit	$19,530	$17,201	13.5
% of sales	13.3%	9.0%	—
Operating income	$7,812	$7,217	8.2
% of sales	5.3%	3.8%	—
per share (diluted)	$0.17	$0.16	6.3
Net income	$28,366	$8,399	237.7
% of sales	19.3%	4.4%	—
Basic earnings per share	$0.63	$0.19	231.6
Diluted earnings per share	$0.63	$0.19	231.6
Weighted average number of shares (‘000’)
Basic	44,804	43,911	—
Diluted	44,804	44,804	—
First Quarter Review
     Sales in the first quarter of 2008 decreased 23.2% as compared to the same quarter in 2007 mainly as a consequence of a decline in business from our telecommunication components assembly (“TCA”) product segment. Net sales in the TCA segment for the first quarter of 2008 decreased by 50.7% compared to the same quarter of 2007. Our TCA product segment is primarily dependent on the mobile phone market. We, together with one of our indirect customers, suffered a substantial drop in sales volume of its devices used in mobile phones, a trend we began experiencing in 2007 and which has continued and accelerated as a result of declining demand experienced in the mobile phone market and persistent pressure to lower unit prices. The challenging environment in the TCA segment is expected to continue and may increase in the coming quarters. Although the business environment remains competitive and difficult, from our efforts focusing on sales in other segments, sales of our LCD products (“LCDP”) segment grew by 7.2% during the first quarter and sales in our consumer electronics and communication products (“CECP”) segment grew by 27.9% during the first quarter, the latter particularly from increased sales of home entertainment products, optical products and educational devices. By continuing to concentrate our efforts to improving manufacturing efficiencies, broadening our product offerings and diversifying our customer base our gross profit margin improved over 4%, to 13.3% in the first quarter of 2008 from 9.0% in the first quarter of 2007. Gross profit in the first quarter of 2008 improved by over $2.3 million, to $19.5 million from $17.2 million in the first quarter of 2007, a 13.5% increase.
     Net sales in the first quarter of 2008 were $147.1 million, a decrease of 23.2% as compared to $191.6 million in the first quarter of 2007. Operating income in the first quarter of 2008 was $7.8 million, or $0.17 per share (diluted), compared to operating income of $7.2 million, or $0.16 per share (diluted) in the first quarter of 2007. Net income in the first quarter of 2008 was $28.4 million (of which approximately $20.2 million resulted from on a gain on our sale of our equity interest in JIC), compared to net income of $8.4 million in the first quarter of 2007. Basic and diluted earnings per share in the first quarter of 2008 were $0.63 per share (of which $0.45 per share resulted from the gain on our sale of our equity interest in JIC), compared to earnings per share of $0.19 in the first quarter of 2007.
The date of this Prospectus Supplement No. 1 is May 5, 2008

     Our financial position remained strong at the end of the first quarter, with $267.2 million cash and cash equivalents at March 31, 2008. During the first quarter, we made capital expenditures of $1.9 million, made a prepayment for the purchase of land of $0.7 million and paid fourth quarter dividends of $9.3 million to shareholders on January 21, 2008.
Supplementary Information (Unaudited) for the First Quarter of 2008
Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	Three Months ended March 31,
	2008	2007
	(unaudited)
Segments	Q1 (%)	Q1 (%)
Consumer Electronic and Communication Products (“CECP”)	48%	28%
Telecommunication Component Assembly (“TCA”)	40%	63%
LCD Products (“LCDP”)	12%	9%

	100%	100%

Key Highlights of Financial Position

	As at March 31,		As at December 31,
	2008	2007	2007
	(unaudited)
Cash on hand (a)	$267.2 million	$209.0 million	$272.5 million
Ratio of cash (a) to current liabilities	2.32	1.43	1.87
Current ratio	3.42	2.78	2.83
Ratio of total assets to total liabilities	4.49	3.63	3.70
Return on equity	33.4%	10.4%	21.5%
Ratio of total liabilities to equity	0.33	0.44	0.45
Debtors turnover	56 days	52 days	45 days
Inventory turnover	20 days	16 days	17 days
Average payable period	56 days	56 days	56 days
     Note: (a) Includes cash equivalents.
Settlement of Former Class Action Litigation
     On March 17, 2008, we settled the remaining individual claims of the plaintiff, Douglas Ward, in litigation that, until class certification was denied by the U.S. District Court in 2007, had been asserted as a class action against us and certain of our directors and officers. In the settlement, we denied any wrongdoing or liability and paid no penalty or material amount to dispose of the litigation, which has been dismissed by the court with prejudice.
FIRST QUARTER FINANCIAL STATEMENTS
     The following unaudited financial statements are included as part of this prospectus supplement:
•	Condensed Consolidated Statements of Income for the Periods Ended March 31, 2008 and 2007

•	Condensed Consolidated Balance Sheets as At March 31, 2008 and December 31, 2007

•	Condensed Consolidated Statements of Cash Flows for the Periods Ended March 31, 2008 and 2007

•	Notes to Consolidated Financial Statements (Unaudited) for the Periods Ended March 31, 2008 and 2007
Prospectus Supplement No. 1 dated May 5, 2008 to Prospectus dated April 2, 2008     •     Page 2

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDED MARCH 31, 2008 AND 2007
(In Thousands of US Dollars except share and per share data)

	Unaudited
	Three months ended
	March 31
	2008	2007

Net sales	147,129	191,571
Cost of sales	127,599	174,370

Gross profit	19,530	17,201

Costs and expenses
Selling, general and administrative expenses	9,351	7,807
Research and development expenses	2,367	2,177

	11,718	9,984

Operating income	7,812	7,217

Other income (expenses) — net	1,386	(466)
Gain on sale of shares of a subsidiary	20,206	—
Interest income	1,715	2,171
Interest expense	(74)	(101)

Income before income tax and minority interests	31,045	8,821
Income tax (expenses) credit	(259)	1,588

Income before minority interests	30,786	10,409
Minority interests	(2,420)	(2,010)

Net income	$28,366	$8,399

Earnings per share
Basic	$0.63	$0.19

Diluted	$0.63	$0.19

Weighted average number of shares (‘000’)
Basic	44,804	43,911
Diluted	44,804	44,804
Prospectus Supplement No. 1 dated May 5, 2008 to Prospectus dated April 2, 2008     •     Page 3

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2008 AND DECEMBER 31, 2007
(In Thousands of US Dollars)

	Unaudited	Audited
	March 31	December 31
	2008	2007

		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$267,212	$272,459
Accounts receivable, net	89,812	95,802
Inventories	28,487	32,356
Prepaid expenses and other receivables	4,262	5,803
Income tax recoverable	3,567	5,483
Deferred tax assets — current	395	54

Total current assets	393,735	411,957

Property, plant and equipment, net	90,751	94,669
Land use right	3,906	3,930
Deposits for property, plant and equipment	227	536
Prepayment for land use right	9,682	9,019
Goodwill	20,296	20,296
Deferred tax assets	3,499	3,192
Other assets	1,219	1,219

Total assets	$523,315	$544,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$3,859	$4,580
Long-term bank loans — current portion	890	1,990
Accounts payable	78,334	107,326
Accrued expenses and other payables	21,197	21,690
Dividend payable	10,057	9,509
Income tax payable	795	556

Total current liabilities	115,132	145,651

Long-term bank loans — non-current portion	1,335	1,558
Deferred tax liabilities	153	—

Total liabilities	116,620	147,209

Minority interests	57,251	67,428

Shareholders’ equity:
Common shares	448	448
Additional paid-in capital	282,649	281,895
Retained earnings	66,355	47,846
Accumulated other comprehensive income (Note 1)	(8)	(8)

Total shareholders’ equity	349,444	330,181

Total liabilities and shareholders’ equity	$523,315	$544,818

Note:	Information extracted from the audited financial statements included in the 2007 Form 20-F of the Company filed with the Securities and Exchange Commission on March 17, 2008.
Prospectus Supplement No. 1 dated May 5, 2008 to Prospectus dated April 2, 2008     •     Page 4

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2008 AND 2007
(In Thousands of US Dollars)

	Unaudited
	Three months ended
	March 31
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$28,366	$8,399
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,695	5,024
Net loss on disposal of property, plant and equipment	4	7
Gain on sales of subsidiaries’ shares of a subsidiary	(20,206)	—
Share-based compensation expenses	1,000	87
Minority interests	2,420	2,010
Deferred income tax credit	(495)	(1,983)
Unrealised exchange gain	(2,570)	(124)
Changes in current assets and liabilities:
Decrease in accounts receivable	5,839	9,207
Decrease (increase) in inventories	3,869	(190)
Decrease (increase) in prepaid expenses and other receivables	1,460	(258)
Decrease (increase) in income tax recoverable	1,872	(198)
(Decrease) increase in notes payable	(721)	906
Decrease in accounts payable	(28,992)	(18,016)
(Decrease) increase in accrued expenses and other payables	(560)	1,873
Increase in income tax payable	393	—

Total adjustments	(30,992)	(1,655)

Net cash (used in) provided by operating activities	$(2,626)	$6,744

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,888)	(2,048)
Decrease in deposits for purchase of property, plant and equipment	309	157
Increase in prepayment for land use right	(663)	(5)
Proceeds from disposal of property, plant and equipment	8	—
Net cash inflow from disposal of subsidiaries	6,775	—

Net cash provided by (used in) investing activities	$4,541	$(1,896)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(9,309)	$(16,639)
Repayment of bank loans	(423)	(438)

Cash used in financing activities	$(9,732)	$(17,077)

Net decrease in cash and cash equivalents	(7,817)	(12,229)
Cash and cash equivalents at beginning of period	272,459	221,084
Effect of exchange rate changes on cash and cash equivalents	2,570	124

Cash and cash equivalents at end of period	$267,212	$208,979

Prospectus Supplement No. 1 dated May 5, 2008 to Prospectus dated April 2, 2008     •     Page 5

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED MARCH 31, 2008 AND 2007
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain on marketable securities. The comprehensive income of the Company was $28,366 and $21,685 for the three months ended March 31, 2008 and March 31, 2007, respectively.

2.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited
	Three months ended
	March 31
	2008	2007

NET SALES :
- CECP	$69,787	$54,559
- TCA	59,282	120,162
- LCDP	18,060	16,850

Total net sales	$147,129	$191,571

NET INCOME :
- CECP	$7,658	$4,583
- TCA	2,113	4,021
- LCDP	37	195
- Corporate	18,558	(400)

Total net income	$28,366	$8,399

	Unaudited	Audited
	Mar. 31,	Dec. 31,
	2008	2007

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$229,877	$212,098
- TCA	116,870	150,963
- LCDP	62,196	64,628
- Corporate	114,372	117,129

Total assets	$523,315	$544,818

Prospectus Supplement No. 1 dated May 5, 2008 to Prospectus dated April 2, 2008     •     Page 6

3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited
	Three months ended
	March 31
	2008	2007

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	147,129	191,571
Intercompany sales	80	107
- Intercompany eliminations	(80)	(107)

Total net sales	$147,129	$191,571

NET INCOME WITHIN:
- PRC, excluding Hong Kong and Macao	$4,876	$4,000
- Hong Kong and Macao	23,490	4,399

Total net income	$28,366	$8,399

	Unaudited	Audited
	Mar. 31,	Dec. 31,
	2008	2007

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$94,524	$98,441
- Hong Kong and Macao	133	158

Total long-lived assets	$94,657	$98,599

Prospectus Supplement No. 1 dated May 5, 2008 to Prospectus dated April 2, 2008     •     Page 7